245 Summer Street

Fidelity® Investments

Boston, MA 02210

August 2, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105

Fidelity Intermediate Treasury Bond Index Fund

Fidelity Long-Term Treasury Bond Index Fund

Fidelity Short-Term Treasury Bond Index Fund (the fund(s))

Post-Effective Amendment No. 379

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 379 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register new classes for the funds: Institutional Class and Institutional Premium Class for Fidelity Intermediate Treasury Bond Index Fund, Fidelity Long-Term Treasury Bond Index Fund, and Fidelity Short-Term Treasury Bond Index Fund.

This filing contains the Prospectus and Statement of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectus and SAI contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of 10/02/2017.  We request your comments by 09/05/2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group